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Filed Pursuant to Rule 424(b)(3)
File No. 333-104317

July 11, 2003

Dear Investor(s):

JUNE PERFORMANCE UPDATE

June performance was negative for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

	JUNE	2003 YTD	% of Fund	NAV/Unit
Grant Park Futures Fund	(1.26)%	11.67%	100%	$1,110.811
Rabar Market Research	(2.50)%	12.21%	38%
EMC Capital Management	(1.40)%	15.18%	29%
Eckhardt Trading	0.30%	9.20%	33%

June proved to be a challenging month for the managed futures industry. Sharp reversals in the bond market proved to be costly for most managers. Grant Park suffered losses in the following markets:

  European Currencies:    Both the Euro and Swiss Franc fell against the U.S. Dollar amid evidence of an improving economy. The Federal Reserve's decision to cut interest rates by only a quarter-point, instead of the half-point that many had anticipated, caused the U.S. Dollar to rally further against its European counterparts.

  Natural Gas:    The market moved lower after an Energy Department report showed record growth in U.S. inventory levels. This unexpectedly large increase resulted from a combination of moderate weather throughout the U.S. and historically high prices, which created unusually weak demand, particularly by industrial users.

  Wheat and Corn:    The markets declined as current crop estimates continued to be revised upward in the U.S. and Canada, which are already projected to be much larger than last year's. Predictions for continued favorable weather conditions throughout the growing regions further contributed to lower prices.

Additional losses were incurred in long positions in Nickel, Aluminum and Copper as base metal prices weakened.

Profits were earned in the Nikkei, which rallied amid hopes that an economic recovery in the U.S. would lead to increased consumer demand, which would benefit Japanese exporters. Additional profits were earned in the S&P 500 as assets moved out of bonds and into stocks. Further profits were generated in long positions in the Australian & New Zealand Dollars as well as the British Pound which all continued to strengthen against the U.S. Dollar.

IMPORTANT NEWS REGARDING THE FUND

Enclosed please find a prospectus for Grant Park Futures Fund Limited Partnership relating to the press release below. We encourage you to read the prospectus in its entirety. On July 1, 2003, we released the following statement:

  FOR IMMEDIATE RELEASE

  GRANT PARK FUTURES FUND LP ANNOUNCES INITIAL PUBLIC OFFERING

  Chicago, Illinois (July 1, 2003)—Grant Park Futures Fund LP (Grant Park) today announced that the Securities and Exchange Commission declared effective its registration statement relating to the initial public offering of $200 million in aggregate amount of its Class A and Class B limited partnership units.

  The principal selling agents for the offering will be UBS Financial Services, A.G. Edwards & Sons, Inc. and Fahnestock & Co. Inc. The selling agents will offer the Class A units at a price equal to the net asset value of the Class A units at the close of business on each closing date, the first of which will occur on July 31, 2003, and which, after that, will be on the last business day of each month. The selling agents will offer the Class B units at a price of $1,000 per unit on the first closing date and, after that, at a price equal to the net asset value per unit of the Class B units as of each subsequent closing date.

  Grant Park expects to use net proceeds from the sale of the units to engage in the trading of domestic and foreign commodity futures and forward contracts, foreign currencies and other interests in commodities.

  Copies of the prospectus can be obtained from the offices of UBS Financial Services, 800 Harbor Boulevard, Weehawken, New Jersey 07086-6791; A.G. Edwards & Sons, Inc., One North Jefferson, St. Louis, Missouri 63103; or Fahnestock & Co. Inc., 125 Broad Street, New York, New York 10004.

  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

As stated in the February letter, we feel these changes are in the best long-term interest of the Grant Park Futures Fund. As an existing limited partner, you will receive A Units under the new structure. The cost structure of these units will approximate the cost you have been paying for the past 14 years. We look forward to the challenges the markets will present us in the coming years. We continue to believe that this product is a strategic investment that should be in every investor's portfolio. Thank you for your continued support of the Grant Park Futures Fund.

Should you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,

/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures

Past performance is not necessarily indicative of future results. Futures trading is always subject to the risk of loss.
 Performance Hotline: (312) 788-2272 Performance is reported on a weekly basis.
E-mail: funds@dearborncapital.com

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JUNE PERFORMANCE UPDATE